

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2020

Philip Jiaqi Kuai
Chief Executive Officer
Dada Nexus Limited
22/F, Oriental Fisherman's Wharf
No.1088 Yangshupu Road
Yangpu District, Shanghai
People's Republic of China

> **Re: Dada Nexus Limited**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted May 6, 2020**
> **CIK No. 0001793862**

Dear Mr. Kuai:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1

Risk Factors
Risks Related to Doing Business in China, page 42

1. We note your risk factor discussion of limitations on the ability of the PCAOB to conduct investigations of your auditor. Please include another risk factor that highlights recent developments (e.g. Article 177 of PRC Securities Law effective March 2020) possibly further limiting an overseas regulator from conducting investigations or from collecting evidence within the PRC.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Change in Independent Auditor, page 103

2.   Please amend your filing to include a dated exhibit 16.1 letter from PricewaterhouseCoopers Zhong Tian LLP that refers to disclosure herein.

Internal Control Over Financial Reporting, page 103

3.   We note that you continue to implement a plan to remediate the material weakness that you identified in your internal control over financial reporting. Please revise to clarify what remains to be completed in your remediation plan. Also, if the material weakness has not been fully remediated, revise to disclose how long you estimate it will take to complete your plan and disclose any associated material costs that you have incurred or expect to incur.

Description of American Depositary Shares
Governing Law, page 190

4.   You state that the deposit agreement includes an exclusive jurisdiction provision as well as the right of the depositary to refer any claims brought for arbitration. Please further disclose here and in your risk factors how the exclusive jurisdiction provision and the arbitration provision impacts ADS holders, whether these provisions apply to actions arising under the Securities Act or Exchange Act and address any question as to the enforceability of the arbitration provision. Moreover, please disclose in both your registration statement and the depositary agreement that despite agreeing to the arbitration provision, investors will not be deemed to have waived the company's or the depositary's compliance with the federal securities laws and the rules and regulations thereunder.

General

5.   We note your presentation of total value of goods delivered (GMV) for JDDJ in your graphic. In order to provide proper balance to the presentation, please include disclosure of your continuing net losses.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Z. Julie Gao, Esq.